FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of April 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                   BG GROUP PLC

FOURTH ANNUAL GENERAL MEETING - ADDRESSES FROM THE CHAIRMAN AND CHIEF EXECUTIVE

   BELOW ARE THE ADDRESSES GIVEN BY SIR RICHARD GIORDANO, CHAIRMAN AND FRANK
                        CHAPMAN, CHIEF EXECUTIVE AT THE
     BG GROUP PLC ANNUAL GENERAL MEETING HELD TODAY (TUESDAY 22 APRIL 2003)


SIR RICHARD GIORDANO, CHAIRMAN:

Good afternoon, ladies and gentlemen, and welcome to the Fourth Annual General Meeting o of BG Group plc.

On your way in to the foyer you were given a leaflet showing your other Directors here on the stage with me.

Let me introduce them to you.

Starting on my right we have:

PAUL COLLINS

Paul is a non-executive Director who joined the Board in 2000. He is currently a
director  of   Kimberly-Clark   Corporation,   Genuity   Corporation  and  Nokia
Corporation. Paul serves on BG Group's Audit and Remuneration Committees.

DAVID BENSON

David was appointed to the Board in 1988 as a non-executive Director. He is a non-executive director of Daniel Thwaites plc, Murray International Trust plc and the US-based Rouse Company and Dover Corporation. He is also a senior adviser to Fleming Family & Partners and is chairman of Charter European Trust. David serves on BG's Audit and Remuneration Committees.

DAME STELLA RIMINGTON

Dame Stella was appointed to the Board as a non-executive Director in 1997.

She is also a non-executive Director of Marks & Spencer plc and serves on our Audit, Nominations and Remuneration Committees.

KEITH MACKRELL

Keith was appointed to the Board as a non-executive director in 1994.He became Deputy Chairman in 2000, and also serves as Senior Independent Director. He is a non-executive Director of Govett Asian Recovery Trust plc, a governor of the London School of Economics and chairman of Enterprise LSE. Keith serves on the Audit, Remuneration and Chairman's Committees.

ASHLEY ALMANZA

Ashley joined the Board as Chief Financial Officer in August 2002, having joined BG Group in 1992 and previously been the Group's Financial Controller.
Ashley serves on the Group Executive, Finance and Chairman's Committees.

FRANK CHAPMAN, your Chief Executive

Frank was appointed to the Board in 1997 following a long international exploration and production career with Shell and BP. Frank was appointed
Chief Executive on demerger in 2000. He is chairman of the Group
Executive Committee and also serves on the Finance, Nominations and Chairman's Committees.

On my left,

EMMA NICHOL

Our Company Secretary, was appointed on demerger in October 2000. Emma serves on the Group Executive Committee.

BILL FRIEDRICH

Bill was appointed to the Board and became Deputy Chief Executive on demerger. Bill is also the Company's General Counsel, a position he has held since 1995.

Bill serves on the Group Executive, Finance and Chairman's Committees.

ELWYN EILLEDGE

Elwyn was appointed to the Board in 1997 as a non-executive Director. He is also chairman of the Financial Reporting

Advisory Board to the Treasury, and former chairman of BTR and Ernst & Young International. Elwyn serves on our Audit and Nominations committees and is chairman of the Remuneration Committee.

LORD SHARMAN

Lord Sharman joined the Board in 2000 as a non-executive Director. He is currently non-executive chairman of Aegis Group plc and non-executive director of Reed Elsevier plc. He was previously chairman of KPMG International, the major auditing firm. Lord Sharman serves on our Remuneration Committee and is chairman of the Audit Committee.

SIR JOHN COLES

Sir John is a non-executive Director and joined the Board in 1998. He had a long and distinguished career with the Foreign & Commonwealth Office and retired as Permanent Under-Secretary of State and Head of the Diplomatic Service in 1997. Sir John serves on the Audit and Remuneration Committees.

PETER BACKHOUSE

Peter joined the Board as a non-executive Director in 2000. He had a long career with BP, including roles as deputy chief executive of BP Oil and chief executive of BP Oil Europe. Peter serves on our Audit and Remuneration Committees.

SIR ROBERT WILSON

Sir Robert joined the Board in September 2002 as a non-executive Director.

He has been Chairman of Rio Tinto plc since 1997 and is also a non-executive Director of Diageo plc and The Economist Newspaper Ltd. Sir Robert serves on our Audit Committee.

Biographical details of all of the Directors are contained in the Annual Review and in the full Annual Report and Accounts.

Let me now outline our schedule this afternoon.

I am going to start with a few comments about the business to be transacted at today's meeting and about the Company's achievements last year. I will then hand over to Frank Chapman, your Chief Executive, to outline the main business highlights of the year.

There will be plenty of time for questions.

As in previous years, I will take all questions on the resolutions, or any other business matters you may wish to raise, in one session of 'question time' immediately before the proposal of Resolution 1 on the Annual Report & Accounts. Following the question session, we can move on to voting on the resolutions.

I do not intend to take further questions later on when we vote on the individual resolutions - so, if you do have a question on any of the resolutions, please raise it during the question session.

There are sixteen resolutions to be voted upon today. The usual routine business of the meeting includes approval of the Remuneration Report. We are also seeking your approval, as we did last year, to continue the non-partisan activity that we currently conduct with the political world in the interests of shareholders.

This resolution has been misunderstood by some shareholders, and I should stress that we do not currently make any donations to political parties and have no intention of doing so in the future - any such donations would indeed be in breach of our Business Principles. This 'technical' approval has become necessary as a result of legislation which provides that a company needs approval of its shareholders before it can carry out a number of very normal business activities that would not be thought to be "political" in the usual sense; such as the provision of additional paid leave for employees fulfilling their duties as local government councillors.

We are also seeking your approval of a technical amendment to the BG Group Company Share Option Scheme so that the limits on grants to individuals are based on grants made in a calendar year under both this scheme and the Long Term Incentive Scheme.

As I mentioned earlier, there will be an opportunity to ask any questions or make comments on any of the business being transacted today later in the Meeting.

I would now like to take a few minutes to highlight our accomplishments in 2002.

Once again, I am delighted to report that your Company made good progress last year, in the face of a very challenging business environment. It was a year of high oil prices but, perversely, low gas prices here in the UK. We have suffered from the economic crisis in South America and, of course, we have suffered an unanticipated and significant 10% tax surcharge on our North Sea oil and gas interests.

But, despite these challenges, the Company has again turned in a strong performance.

Excluding exceptional items, operating profit in the year increased by 7%, whilst underlying operating profit increased by 13% at constant upstream prices. But, as a result of the North Sea Tax surcharge, earnings fell by 9%, excluding exceptional items. If you exclude the effect of this surprise tax surcharge, earnings per share would have been up 11% on 2001.

You can see from this graph that BG Group's share price has performed well against the FTSE 100, outperforming that index by 27% for the year ending 31st December 2002. Over the same period, we also outperformed our sector, in the form of the FTSE European Oil and Gas index, by 19%, which is no mean achievement.

At the beginning of last year, BG was the 24th largest company in the FTSE 100.

As we entered 2003, we had moved up three places to 21st, with a market capitalisation of around GBP9.5 billion.

The decline in the financial markets over the course of 2002 has, of course, had an impact on total shareholder return, or "TSR". As the FTSE 100 index dropped by some 25% in 2002, nearly three-quarters of the companies delivered a negative TSR figure. That is to say that, if you were a shareholder, you would have lost wealth over the year. As we see on the slide, BG's TSR performance, although slightly negative, was very close to the upper quartile; a very good performance in a dismal stock market.

As you recall, the restructuring of British Gas created three new successful companies, each focusing on different business opportunities - Centrica, The Lattice Group and BG Group.

The creation of these three companies has been very rewarding to our shareholders. The story is slightly complicated by the merger earlier this year of the Lattice Group with National Grid, which means that if you held shares in Lattice you would now hold shares in National Grid Transco instead.

This slide shows, on the left-hand side, the price of a British Gas share prior to the first demerger. It also shows, on the right-hand side, the share prices as of 15th April 2003 of the shares that the shareholder of that original British Gas share could hold today in BG Group, Centrica and National Grid Transco -

- and the cash, in addition to dividends, that the shareholder would have received in the intervening period. Basically, a shareholder who bought shares in British Gas at the end of 1996 at around GBP2.20 per share would now hold shares in the three companies, which, together with return of capital to shareholders, have a combined value of over GBP5.40.

As usual, of course, I should point out at this stage that past share performance cannot be relied upon as a guide to future performance.

In the 2002 Annual Report & Accounts, your Board recommended a final dividend payment for this year of 1.55p per share, making a total dividend of 3.1p per share, keeping the Board's commitment to maintain the annual dividend in real terms.

This will allow an appropriate level of retained earnings for the Company to be able to exploit attractive investment opportunities, thus maintaining the Company's growth goals.

But that was yesterday - let's now look to the future.

Essentially our strategy and direction continue unchanged:

Our objectives are strong growth and good returns from an integrated and internationally diversified energy business, with the emphasis clearly on gas. We intend to achieve this by continuing to develop reserves, building and accessing markets and participating in the mid-stream enabling businesses.

Our high performing Exploration and Production business remains the Company's centre of gravity.

Liquefied  Natural  Gas is  rich  in  opportunities,  and we  will  continue  to
emphasise  this  area,   capitalising   on  our  success  in  the  Atlantic  and
Mediterranean basins.

The focus in distribution will remain, for the present, the improvement of returns from this segment. I do not foresee any new distribution franchises in the immediate future.

Meanwhile, we will continue our efforts to expand our strongly performing power segment.

With much of the expected growth in gas demand coming from power generation, I am optimistic there will be other opportunities where we can profitably apply our skills.

2002 has been a turbulent year, both economically and politically, for many of the regions and markets within which we operate. But against this background we continue to deliver strong growth through our integrated gas major strategy. BG's success is based on our core strengths across the gas chain. We have an outstanding ability to find and develop gas reserves at very competitive costs and we have a proven track record in identifying and building gas markets in different regions around the world.

Before I move on, I would like to say a few words about Iraq. We are all very conscious of the troubled world situation brought about by the war in that country. Although none of our operations are directly affected, we do have some operations in the Middle East. These businesses are proceeding according to plan, but we are keeping all these activities under constant review.

The current situation in the Middle East is contributing to volatility in the world oil price. In the medium term, the consensus of energy analysts predicts lower oil prices than we have experienced in the last few years. However, this said, with a predominantly gas-based portfolio and a spread of business across the gas chain, BG Group does have a degree of protection against the volatility of the global oil markets.

With respect to governance, we are witnessing the emergence of new standards, and BG Group is already well positioned to meet the new requirements they bring. We will continue to maintain the highest standards of governance throughout the Group, based on our absolute commitment to integrity and high ethical standards in all our operations. Our Statement of Business Principles continues to provide a firm foundation of values and operating principles.

As well as delivering a strong operating performance in 2002, the Company also made good progress in the area of Health, Safety and the Environment, with some significant achievements. In all we do, we remain strongly committed to the health, safety and security of all our employees and of all those affected by our operations.

The entries in the 2002 Chairman's Awards for excellence in health, safety and the environment, marked an increase of 30% over the previous year. Indeed, I am now pleased to report that, in 2003, we have two additional categories - "People's Performance" and "Community Involvement" - and the number of entries has increased again by a further 30%. The awards epitomise the strength of BG's skills and the pride its staff take in their work.

Part of the responsibility of the winners of these awards is to act as champions of the cause, and to encourage others to aim for the excellence they have achieved by transferring their knowledge and best practice.

So, to sum up before I hand you over to Frank, we the Board are pleased with the progress your Company has achieved last year. We have delivered a strong operating performance and compare favourably with our peers in the UK FTSE index and our peers in the oil and gas industry and, finally, we continue to progress as planned towards our 2003 targets.

Thank you for your attention. I would now like to hand over to Frank, who will review the business highlights for you.

Frank....


FRANK CHAPMAN, CHIEF EXECUTIVE

Thank you Chairman, good afternoon ladies and gentlemen.

I am delighted to be here once again, particularly as I have the pleasure of reporting on another year of good progress for BG Group, despite challenging conditions.

The principal challenges we faced in 2002 were the UK tax surcharge, low UK gas prices and the macro-economic situation in South America. In spite of these, I am pleased to be able to say that the Company has produced strong operating results.

Exploration and Production had an outstanding performance with volumes up 25% on the year and, in Liquefied Natural Gas (or "LNG"), we continued to make good progress in Trinidad and Egypt. In addition, the Lake Charles terminal in the United States has had a good start up year.

Overall, our downstream businesses showed a marked resilience to the challenges faced in the year. Notably in South America, where we have now contained effectively the macro-economic problems faced by MetroGas in Argentina.

We also witnessed a strong performance by Comgas in Brazil, with reported profits in sterling up 88%, notwithstanding the impact of currency devaluations. Our Power segment also had a good year, with profits up 19%, and we see improving opportunities for this area of our business going forward.

I will be talking about project delivery in a moment, but, as you can see from the slide, we have made good progress here. All projects due in 2002 were delivered, our 2003 projects are on course and there is continued progress on the projects beyond 2003.

Let me turn now to financial performance. Total operating profit for the year (excluding exceptional items) was up 7%, a good result largely due to the continued effect of top line growth and control of costs. As your Chairman mentioned, the North Sea tax surcharge had a significant effect on earnings, but, factoring this out, the underlying earnings per share performance was strong: excluding exceptional items, 11% up on 2001.

So what led to these good results?

Well:

- We delivered industry leading Exploration and Production cost levels.

- We continued to deliver our capital investment projects.
  These are central to meeting our demanding growth targets.

- We made further good progress with commercialising our hydrocarbon reserves around the world.

- And our strong exploration performance continued to add to our reserves base.


So let me take each of these areas in turn and give you a little more detail of our activities.

First....unit costs.

You will see we have two bar graphs. The one on the left shows rolling Finding and Development (or "F and D") costs. This is a measure of the cost of finding new reserves and bringing them into production. The graph on the right looks at the operating costs (or "opex").

As you can see, BG compares very favourably with its peers. We are industry leading in F and D costs, and we have a top quartile operating costs performance. It is true that 2002 saw some pressure on opex due to higher oil prices, but we still produced impressive results here.

Turning now to some examples of BG's project delivery.

In early 2002, the Jade field in the central North Sea began production and, in August, the BG-operated Hibiscus field, off the North coast of Trinidad, produced first gas into the newly commissioned Atlantic LNG Train 2. The Juno development in the Southern North Sea began production at the end of the year and is scheduled to increase production during the course of the second and third quarters of 2003, as planned.

The San Lorenzo power plant came on-stream in the fourth quarter and our new upstream assets in India also performed well. In addition there was progress on the commercialisation of the Tapti field expansion, also in India.

As I mentioned earlier, we were pleased with the progress made at Lake Charles, with an excellent break-even result in its start-up year and we look forward to continuing this progress in year two.

We continue to make good progress in Egypt with last month's announcement that the Scarab Saffron fields successfully came into production as planned.

In addition, we announced last month that the Seymour discovery, drilled from the Armada platform, came into production just six months after spudding the exploration well - ahead of schedule and under budget.

I would now like to update you on those projects that will continue our growth into 2003 and beyond.

This next slide shows the progress we are making with the commercialisation of our other projects.

In the UK, we have successfully completed the appraisal programme for the Buzzard discovery, with recoverable reserves in excess of 400 million barrels of oil. We have now started the development phase and plan to submit a Field Development Plan to the Department of Trade and Industry in mid 2003.

In Italy, we have been granted approvals from the government and the port authority for our proposed LNG importation terminal at Brindisi. In February we signed a Memorandum of Understanding for ENEL of Italy to become a 50% shareholder in the terminal, and we expect to finalise arrangements shortly. There are also further MOUs covering possible LNG and natural gas supply to ENEL.

Progress on our Egyptian LNG project continues apace, with the early works programme for Egyptian LNG Train 2 starting in December. We are at an advanced stage in our negotiations for the sale of the output from Train 2, and we expect to finalise details around the middle of 2003.

Our discussions with the Tunisian government on the Barca power project are progressing, and we have received environmental approval for the project.

Sanction of Atlantic LNG Train 4 has proved slower than expected but we remain confident of reaching agreement with the government of Trinidad and Tobago.

The Tangguh project in Indonesia, planned to start in 2007, secured its first gas sales contract in September 2002, underpinning the successful development of this asset. Marketing of the remainder of the output continues.

The giant Kashagan field in the North Caspian Sea was declared commercial by the Republic of Kazakhstan in June 2002. This assisted us in realising significant value in the sale of our North Caspian interest last month. I will talk more about that in a few moments.

And commercial and technical work continued with Pacific LNG, providing an exciting long-term prospect for the Company.

Let me now summarise some of the highlights from our Exploration and Appraisal activity.

In 2002, we participated in a total of 32 Exploration and Appraisal wells, 25 of which were completed within the year and a further four of which have been completed this year. Of the 25 wells completed in 2002, 18 were successful, yielding a success rate of 72%. This year, we plan to complete around 20 E&A wells.

Among the successful exploration wells drilled in 2002 was the Kalamkas discovery, which, again, added value to our North Caspian interest.

In the UK, the key exploration successes were Boyle, South West Seymour and Jade Deep.

The appraisal programmes for Kashagan and the Buzzard discovery were also successfully completed in the year. Our drilling success in Egypt continued, with the Sienna-2 well, completing the latest appraisal programme, confirming sufficient reserves to underpin the marketing of Egyptian LNG Train 2.

So, moving on, let us now take a look at how this exploration success is feeding through into BG's fast-growing reserves base.

Proved reserves last year showed particularly strong growth,  climbing by 31% to
1.9 billion barrels of oil equivalent - or "boe" - and our proved and probable reserves base has increased by 11% to more than 4.6 billion boe.

Based on this, BG's proved reserves replacement ratio was an industry leading 433% and our three-year rolling reserves replacement figure is now 333%.

In addition to our Proved and our Proved and Probable reserves, we have approximately 2.2 billion boe of unbooked resources - that's hydrocarbons discovered but not yet booked - and a further 1.9 billion boe of risked exploration resource. This gives a total resource base of over 8.7 billion boe, corresponding to some 64 years production based on 2002 rates.

I would now like to talk briefly about the sale of our North Caspian interest, which we announced last month.

As you will have seen, we have signed agreements to sell our entire interest in the North Caspian Sea, which includes the Kashagan oil field, to the Chinese companies CNOOC and Sinopec (subject to approvals and to partners waiving their rights to pre-emption).

The combined proceeds will be received on completion of the transactions, which we expect later this year. They amount to $1.23 billion, and realise the significant value that BG and its partners have created in this asset.

In addition, BG is, as you know, primarily a gas company and these agreements will enable us to focus more on our gas business. Both deals arose from our regular process of portfolio review, and the proceeds from the deals will allow us to consider new opportunities as we continue to grow.

We do of course remain strongly committed to Kazakhstan, both through our interests in Karachaganak and the CPC pipeline.

So, what does the programme for BG look like going forward?

This slide looks a little daunting, I admit, but it demonstrates the wealth of potential opportunities that we will be working to develop between now and 2006. I will mention just a few of these projects today.

I have already mentioned Egyptian LNG Train 2 and Atlantic LNG Train 4.

In Trinidad, Atlantic LNG Train 3 remains on-track for start up later this year.

In June, we also expect to complete the conversion of 600MW of our Premier Power capacity to more efficient Combined Cycle Gas Turbine plant.

The Karachaganak full field development remains on-track to begin exporting production via the CPC pipeline in the third quarter of the year. The completion of this project will represent a major milestone for BG. It entails the development of new production and gas injection facilities, the workover of around 100 wells and the construction of a new oil export pipeline to connect to the CPC line. Karachaganak is currently one of the largest development projects in the world. To give you an idea of its scale, at its peak, more than 18,000 people were employed there, and the investment by BG has been over $1 billion. Once we have completed the new facilities, the field is expected to produce more than 200,000 barrels of oil per day and around 700 million cubic feet of gas per day.

Back in the UK we are evaluating development options for the Buzzard field and anticipate first production in 2006.

Having now received approvals on our proposed LNG importation terminal at Brindisi in Italy, we look forward to bringing ENEL to the partnership.

Before concluding this part of today's proceedings I would like to spend a few moments on our social and environmental performance.

I have said many times before that the management of HSSE presents the greatest of management challenges, and success in this sphere is an absolutely reliable indicator of just how well a business is being managed as a whole.

BG's health and safety management and performance continued to improve in 2002, with the rate of lost time injuries falling to 0.7 per million hours worked.

We are pleased to report that a further six operations have achieved ISO 14001 certification of environmental management systems, and we are demonstrating the value of these systems by delivering improved environmental performance.

This performance is reflected by our inclusion in a number of external ethical indices, including the Dow Jones Sustainability Index and FTSE4Good.

This year we have produced our second annual social and environment report.

In addition to reporting on health, safety and environmental performance, the report covers our business principles, human resources practices, security policy and community involvement. As last year, it has been subject to independent external review.

You can pick up copies of the Social and Environment Report on your way out of the hall. Alternatively, you can access it on the BG Group website. We are proud of the story it tells.

At BG, we recognise that companies have a responsibility to the communities in which they operate as well as to their shareholders. The BG Foundation was created in 1998, with a role to make socially responsible contributions to the communities in which we work. The Foundation has a theme of skills transfer, equipping people with the personal, technical, commercial and environmental skills needed to develop a role in their community. In 2002 our community investment amounted to GBP6.5 million.

Just to give you a flavour of the types of projects the Foundation undertakes, here are a few examples:

In India we are supporting a primary education programme, run by the specialist charity Pratham, designed to bring children currently outside the school system into education and learning.

In Trinidad, the BG science buses have now taken physics experiments to more than 47 000 students. And in the UK, the BG Energy Challenge has now raised over GBP1 million for charity since it started in 1996.

Clarity about our standards of behaviour is also of utmost importance, particularly because, as a resource company, the location of mineral resources means that we can find ourselves operating in difficult locations, including sensitive environments, and territories with indigenous populations where land rights are contested or inadequately protected.

Our Statement of Business Principles sets out the fundamental values and principles within which we operate. These values and principles are also a formal part of our dealings with partners and suppliers, and underpin our commitment to the welfare of our employees and the stakeholders and the communities we serve.

In conclusion, I would like to say that in 2002 we again achieved a strong performance and made good progress in volume growth, project commercialisation and project delivery.

As a result of this I believe we are now well placed to achieve our 2003 targets, and to continue our success and achievements throughout 2003 and beyond.

The major achievements your Company has reported this year could only have been realised through the efforts of BG employees around the world. I would like to thank them on your behalf for all their hard work and commitment in making 2002 another successful year for BG Group.

Thank you.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.BG Group takes no responsibility to update forward looking statements. The price at which shares have been bought or sold in the past or the past yield on those shares cannot be relied upon as a guide to future performance. Nothing in this announcement shall be construed as an invitation or inducement to underwrite, subscribe for, or otherwise acquire or dispose of shares, securities or other controlled investments for the purposes of the Financial Services and Markets Act 2000 .

BG Group plc
22 April 2003
Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 April 2003                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary